Exhibit 99.4

November 29, 2007

Dear Shareholder:

You are invited to attend the special meeting of shareholders of First Charter Corporation to be held on January 18, 2008, beginning at 10:00 a.m., Eastern time at the First Charter Center, 10200 David Taylor Drive, Charlotte, North Carolina 28262-2373.

First Charter previously entered into a merger agreement with Fifth Third providing for the merger of First Charter with and into Fifth Third. First Charter shareholders will be asked to approve the merger agreement at the special meeting. If the merger is completed, each outstanding share of First Charter common stock will be exchanged for either $31.00 in cash or such number of shares of Fifth Third common stock that have a value of $31.00. You may elect to receive cash for all of your shares, Fifth Third common stock for all of your shares, or a combination of cash for some of your shares and Fifth Third common stock for the remainder of your shares. The merger must be approved by the affirmative vote of 75% of the outstanding stock of First Charter entitled to vote at the close of business on November 26, 2007.

First Charter’s Board of Directors has adopted and approved the merger agreement and believes that the terms of the merger agreement are fair to, and the merger is in the best interests of, First Charter and its shareholders. Our Board of Directors recommends that First Charter shareholders vote “FOR” the approval of the merger agreement and “FOR” the approval of any proposal to adjourn or postpone the special meeting, if necessary or appropriate to solicit additional proxies.

The accompanying proxy statement/prospectus provides you with information detailing the special meeting, the background and reasons for the merger, the terms of the merger agreement, and includes a copy of the merger agreement as Annex A. We urge you to read the entire proxy statement/prospectus and the merger agreement carefully before voting.

Your vote is important, regardless of the number of shares of common stock you own. As noted, the merger cannot be completed unless it is approved by 75% of the outstanding stock of First Charter entitled to vote as of the record date. It is important that your shares be voted whether or not you plan to attend the special meeting. You may vote over the Internet, by telephone or by mailing a proxy card. Instructions for those voting methods are listed on your proxy card.

On behalf of First Charter’s Board of Directors and myself, I would like to thank you for your cooperation and your continued support of First Charter.

Sincerely,

Robert E. James, Jr.
President and Chief Executive Officer

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this document. Any representation to the contrary is a criminal offense.

The date of this proxy statement/prospectus is November 29, 2007, and it is first being mailed to First Charter shareholders on or about December 3, 2007.